# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Foxx Development Holdings Inc., CIK 0002013807
CUSIP: 351665104
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 13575 Barranca Parkway C106, Irvine, California (CA), 92618
Date of event which requires filing of this statement: 05/01/2026
Filed by CIK 0002039239
Persons authorized to receive notices and communications: New Bay Capital Limited, Rm. 805, 8/F, Harbour Crystal Center, No. 100 Granville Road, Tsim Sha Tsui, KL, Hong Kong (K3), 0000, 86 13910871716

## Reporting persons
- New Bay Capital Limited (CIK 0002039239): type of reporting person: corporation (CO); citizenship or place of organization: Hong Kong (K3); source of funds: other (OO); sole voting power 2,930,426; shared voting power 0; sole dispositive power 2,930,426; shared dispositive power 0; aggregate amount beneficially owned 2,930,426 (31.49% of the class)
  Comment: (1) Representing 630,426 shares of common stock, par value $0.0001 per share of the Issuer ("Common Stock"), and 2,300,000 warrants ("Warrants") exercisable for one share of Common Stock at an exercise price of $11.50 per share.
  
  (2) Percentage is calculated based on 7,006,388 shares of the Common Stock outstanding as of May 1, 2026.
- New Bay Capital (Cayman) Corporation: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 2,930,426; shared voting power 0; sole dispositive power 2,930,426; shared dispositive power 0; aggregate amount beneficially owned 2,930,426 (31.49% of the class)
  Comment: (1) Representing 630,426 shares of Common Stock and 2,300,000 Warrants directly owned by New Bay Capital Limited, which is wholly owned by New Bay Capital (Cayman) Corporation.
- Shi Liu: type of reporting person: individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); source of funds: other (OO); sole voting power 2,930,426; shared voting power 0; sole dispositive power 2,930,426; shared dispositive power 0; aggregate amount beneficially owned 2,930,426 (31.49% of the class)
  Comment: (1) Representing 630,426 shares of Common Stock and 2,300,000 Warrants directly owned by New Bay Capital Limited, which is wholly owned by New Bay Capital (Cayman) Corporation, of which Mr. Shi Liu is the sole owner.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Foxx Development Holdings Inc.
Address of issuer's principal executive offices: 13575 Barranca Parkway C106, Irvine, California (CA), 92618
Comment: The securities to which this Amendment No. 1 to Schedule 13D relates are Common Stock, par value $0.0001 per share (the "Common Stock"), issued by Foxx Development Holdings Inc. (the "Issuer").

## Item 2. Identity and Background
Name of person filing: This statement is filed by New Bay Capital Limited, a Hong Kong company ("New Bay"), New Bay Capital (Cayman) Corporation, an exempted corporation incorporated under laws of Cayman Island ("New Bay Cayman"), and Shi Liu ("Mr. Liu", together with New Bay and New Bay Cayman, the "Reporting Persons").
Residence or business address: The principal business address of the Reporting Persons is Rm. 805, 8/F, Harbour Crystal Center, No. 100 Granville Road, Tsim Sha Tsui, KL, Hong Kong.
Present principal occupation or employment: New Bay is primarily involved in investment. Mr. Liu is the director of New Bay.
Criminal convictions in the last five years: During the past five years, none of the Reporting Persons or to the knowledge of the Reporting Persons, the persons identified in this Item 2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the past five years, none of the Reporting Persons or to the knowledge of the Reporting Persons, the persons identified in this Item 2, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was the subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal and state securities laws of findings any violation with respect to such laws.
Citizenship: New Bay is incorporated in Hong Kong. New Bay Cayman is incorporated in the Cayam Islands. The Citizenship of Mr. Liu is Canada.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The information set forth in Items 4 and 5 of this Schedule 13D are hereby incorporated by reference into this Item 3.

## Item 4. Purpose of Transaction
Purpose of transaction:
On May 1, 2026, New Bay Capital Limited ("New Bay") and Acri Capital Sponsor LLC entered into a Securities Transfer Agreement with, pursuant to which New Bay agreed to purchase 2,300,000 Warrants from Acri Capital Sponsor LLC at a purchase price of $0.11 per Warrant and for a total consideration of $253,000.

The Common Stock and Warrants reported in this filing have been purchased and held for investment purposes. The Reporting Persons used their own funds to acquire the securities as a passive investor and has no present plan or proposal which would relate to or result in any of the matters or actions set forth in clauses (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The responses to Items 7 - 13 of the cover pages of this Schedule 13D are incorporated herein by reference.

Other than the disposition of the shares as reported in this Schedule 13D, no actions in the common stock were effected during the past sixty (60) days by the Reporting Persons.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information set forth in Items 4 of this Schedule 13D are hereby incorporated by reference into this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended by adding the following to the end of the section:

Exhibit No. Description

99.1 Joint Filing Agreement, dated May 5, 2026.
99.2 Securities Transfer Agreement, dated May 1, 2026, by and among Acri Capital Sponsor LLC and New Bay Capital Limited.

## Signatures
- New Bay Capital Limited: /s/ Shi Liu, Shi Liu/Director (05/05/2026)
- New Bay Capital (Cayman) Corporation: /s/ Shi Liu, Shi Liu/Director (05/05/2026)
- Shi Liu: /s/ Shi Liu, Shi Liu (05/05/2026)